UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

EINSTEIN NOAH RESTAURANT GROUP, INC.
(Name of Issuer)

Shares of Common Stock, par value $0.001 per share
(Title of Class of Securities)

28257U104
(CUSIP Number)

Greenlight Capital, Inc. 140 East 45th Street, Floor 24 New York, New York 10017 Tel. No.: (212) 973-1900 Attention: Chief Operating Officer
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

- with copies to - Barry N. Hurwitz Bingham McCutchen LLP One Federal Street Boston, MA 02110 (617) 951-8000

September 29, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28257U104

1	Names of Reporting Persons. Greenlight Capital, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,876,611
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,876,611
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,876,611
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 27.1%
14	Type of Reporting Person (See Instructions) CO

1	Names of Reporting Persons. DME Advisors GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,856,858
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,856,858
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,856,858
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 10.3%
14	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. DME Capital Management, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,106,858
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,106,858
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,106,858
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 6.2%
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. David Einhorn
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 6,733,469
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,733,469
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,733,469
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 37.5%
14	Type of Reporting Person (See Instructions) IN

AMENDMENT NO. 16 TO SCHEDULE 13D

This Amendment No. 16 to Schedule 13D (the “Amendment”), relating to shares of common stock, par value $0.001 per share, (“Common Stock”) of Einstein Noah Restaurant Group, Inc., f/k/a New World Restaurant Group, Inc., a Delaware corporation (the “Issuer” or the “Company”), 555 Zang Street; Suite 300; Lakewood CO 80228, is being filed as an amendment to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on January 30, 2001, as amended by Amendment No. 1 filed with the Commission on February 2, 2001, Amendment No. 2 filed with the Commission on July 2, 2001, Amendment No. 3 filed with the Commission on May 30, 2003, Amendment No. 4 filed with the Commission on June 20, 2003, Amendment No. 5 filed with the Commission on July 16, 2003, Amendment No. 6 filed with the Commission on October 15, 2003, Amendment No. 7 filed with the Commission on February 7, 2006, Amendment No. 8 filed with the Commission on June 20, 2006, Amendment No. 9 filed with the Commission on June 14, 2007, Amendment No. 10 filed with the Commission on April 14, 2008, Amendment No. 11 filed with the Commission on May 4, 2010, Amendment No. 12 filed with the Commission on February 3, 2011, Amendment No. 13 filed with the Commission on January 17, 2012, Amendment No. 14 filed with the Commission on August 9, 2013, and Amendment No. 15 filed with the Commission on November 18, 2013.

This Amendment is being filed on behalf of Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc.”), DME Advisors GP, LLC, a Delaware limited liability company (“Advisors GP”), DME Capital Management, LP, a Delaware limited partnership (“DME CM”), and Mr. David Einhorn (the “Principal” and, together with Greenlight Inc., Advisors GP and DME CM, the “Reporting Persons”). Mr. Einhorn is the principal of each of Greenlight LLC, Greenlight Inc., Advisors GP and DME CM.

Greenlight Inc. acts as investment manager for Greenlight Capital, L.P., a Delaware limited partnership, Greenlight Capital Qualified, L.P., a Delaware limited partnership, and Greenlight Capital Offshore Partners, a British Virgin Islands partnership.  DME CM acts as the investment manager for Greenlight Capital Offshore Master (Gold), Ltd., a British Virgin Islands company and for Greenlight Capital (Gold), LP, a Delaware limited partnership.  Advisors GP is the general partner of DME CM and the general partner of the investment manager for a managed account.  The above-referenced entities and managed account for which a Reporting Person or its affiliate serves as investment manager are referred to collectively herein as the “Stockholders.”

As a result of certain revisions to investment management arrangements, Greenlight Capital, L.L.C.,  Greenlight Capital, L.P., Greenlight Capital Qualified, L.P. and Greenlight Capital Offshore Partners are no longer deemed to beneficially own any Common Stock of the Issuer.

Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in Amendment No. 15 to Schedule 13D.

This Amendment is being filed to amend Items 4, 6 and 7 as follows:

Item 4.  Purpose of Transaction

Item 4 is hereby amended to add the following information:

The Company, JAB Beech Inc. (“Parent”) and Spruce Merger Sub Inc. (“Purchaser”) entered into an Agreement and Plan of Merger dated as of September 29, 2014 (the “Merger Agreement”), which provides, among other things, for Purchaser to commence a tender offer for all of the issued and outstanding shares of Common Stock of the Company (the “Offer”) and, following the completion of the Offer, the merger of the Company with and into Purchaser (the “Merger”).  As a condition to the willingness of Parent and Purchaser to enter into the Merger Agreement, the Stockholders have entered into a Support Agreement, dated as of September 29, 2014 (the “Support Agreement”).

Pursuant to the Support Agreement, each Stockholder has agreed, among other things: (i) to tender any shares of Common Stock of the Company that the Stockholder owns or may acquire (the “Shares”) into the Offering; (ii) not to transfer, sell, assign or otherwise dispose of any of the Shares, except as may be permitted under the Support Agreement; (iii) to provide information to Parent and Purchaser concerning any Acquisition Proposal (as defined in the Merger Agreement); and (iv) not to solicit or participate in discussions concerning any Acquisition Proposal.  Under the Support Agreement, each Stockholder has granted an irrevocable proxy in favor of Parent to vote the Stockholder’s Shares in favor of the Merger and against any action or agreement that would interfere with the Offer or the Merger.  The Support Agreement will terminate upon the earliest to occur of: (i) termination of the Merger Agreement; (ii) the Effective Time (as defined in the Merger Agreement); (iii) certain amendments to the Merger Agreement; (iv) March 31, 2015 (or April 30, 2015 if the Merger Agreement is extended under certain circumstances); or (v) the mutual consent of the Parent and the Stockholders.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, which is included as Exhibit 99.1 to this Amendment and which is incorporated by reference into this Item 4.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following information:

The description of the Support Agreement is incorporated into this Item 6.  Such description is qualified in its entirety by reference to the full text of such agreement, the content of which is incorporated into this Item 6.

Item 7.  Material to Be Filed as Exhibits

Item 7 is hereby amended to add the following exhibits:

Exhibit 99.1	Support Agreement by and among the Stockholders, Parent and Purchaser.

Exhibit 99.2	Joint Filing Agreement executed by and among the Reporting Persons as of February 3, 2011, which was filed as an exhibit to Amendment No. 12 to this Schedule 13D, is incorporated herein by reference

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           September 29, 2014

Greenlight Capital, Inc.
By:	/s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

DME Advisors GP, L.L.C.
By:	/s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

DME Capital Management, LP
By:	/s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

/s/DANIEL ROITMAN**
Daniel Roitman, on behalf of David Einhorn

** The Power of Attorney, executed by David Einhorn authorizing Harry Brandler and Daniel Roitman to sign and file this Schedule 13G on David Einhorn’s behalf, which was filed with a Schedule 13G filed with the Securities and Exchange Commission on July 18, 2005 by the Reporting Persons with respect to the Ordinary Shares of Flamel Technologies S.A., is hereby incorporated by reference.